Exhibit 4.23
AMENDMENT NO. 2
TO THE COOPERATION AGREEMENT
This amendment No. 2 to the Cooperation Agreement (this “Amendment No. 2”) dated August 28, 2009, has been entered into by and between Recruit and 51Job to amend the Cooperation Agreement dated August 9, 2007, as amended by the Amendment to the Cooperation Agreement dated March 27, 2008 (as so amended, the “Agreement”), and desire to amend the Agreement in the manner described below.
Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the respective meanings assigned to them in the Agreement.
IT IS HEREBY AGREED that:
1. Article 1.1 of the Agreement is hereby amended by:
(a)	Replacing the definition of “Loan” with the following:

“‘Loan’ means any or all of the loans to be extended in US$ by 51Job to HoldCo (1) in two tranches up to the total amount equivalent to 40% of CNY 42,000,000 in accordance with Article 2.2(b) hereof and (2) in any additional tranche as provided in Article 2.2(e) hereof. For the avoidance of doubt, a Loan is not a bond or any other type of securities under Japanese Law.”

(b)	Replacing the definition of “Claim” with the following: and

“‘Claim’ means any or all of (i) the right of 51Job entitling it to require HoldCo to newly issue or dispose of a certain number of Shares to 51Job and entitling 51Job to subscribe for such Shares in accordance with Section 8, Chapter 2, Book 2 of the Japanese Company Law, as provided under Section (1) of the “Terms and Conditions of the Issuance” (hakkou youkou) attached to the Loan/Share Issuance Agreement, and (ii) other rights of 51Job entitling it to require HoldCo to newly issue or dispose of additional Shares to 51Job and entitling 51Job to subscribe for such Shares in accordance with Section 8, Chapter 2, Book 2 of the Japanese Company Law, as granted to 51Job hereunder, including under Article 2.2(b)(ii) and Article 2.2(e) hereof. For the avoidance of doubt, a Claim is not a stock acquisition right (shinkabu-yoyaku-ken) defined under the Japanese Company Law or any other type of securities under Japanese law.”
2. Article 2.2(a) of the Agreement is hereby amended by deleting clauses (iii) and (iv) thereof in their entirety.
3. Article 2.2(b) of the Agreement is hereby amended by deleting clauses (iii) and (iv) thereof in their entirety.
4. Article 2.2(c) of the Agreement is hereby amended by deleting it in its entirety and replacing it with “(c) [intentionally deleted]”.

5. Article 2.2(d) of the Agreement is hereby amended by deleting it in its entirety and replacing it with “(d) [intentionally deleted]”.
6. Article 2.2(e) of the Agreement is hereby amended by deleting it and replacing it in its entirety with the following:
“(e)(i)	In the event that, at any time or from time to time, HoldCo or any of the Operating Companies has any additional funding requirement, the Representative Director may, upon obtaining authorization of the Board, request that the Parties provide HoldCo with additional funding by submitting to both of them a written notice (the “Additional Funding Request”) specifying the amount of necessary funding (the “Additional Funding Amount”), together with a business plan or a description showing the necessity of such Additional Funding Amount.

(ii)	Upon receipt of an Additional Funding Request, each of the Parties shall have the right, but not the obligation, to provide all or any portion of its respective Pro Rata (defined below) share of the Additional Funding Amount to HoldCo, (1) in case of funding by Recruit, by subscription of an additional number of Shares at the Issue Price Per Share (defined below), and, (2) in case of funding by 51Job, by making an additional Loan and acquiring an additional Claim with the Conversion Price Per Share (defined below), except as the Parties may otherwise agree upon in writing. Each Party shall provide written notice (the “Additional Funding Response”) to both HoldCo and the other Party within ten(10) Business Days after receipt of the Additional Funding Request, which notice shall describe whether it will provide the additional funding or not and shall specify the amount (if any) of the Additional Funding Amount to be provided by the Party.

(iii)	If either Party does not exercise its right to provide its full Pro Rata share of any Additional Funding Amount (a “Non-Funding Party”), the other Party, if it shall have exercised its right to provide its full Pro Rata share of the Additional Funding Amount (the “Funding Party”), shall have the right, but not the obligation, to provide all or any portion of the Additional Funding Amount not provided by the Non-Funding Party, (1) in case of funding by Recruit, by subscription of an additional number of Shares at the Issue Price Per Share, and, (2) in case of funding by 51Job, by making an additional Loan and acquiring an additional Claim with the Conversion Price Per Share, except as the Parties may otherwise agree upon in writing. A Funding Party desiring to exercise such right shall provide written notice to both HoldCo and the Non-Funding Party within ten (10) Business Days after receipt of the Additional Funding Response from the Non-Funding Party, which notice shall specify the amount of the Non-Funding Party’s Additional Funding Amount to be provided by the Funding Party.

(iv)	Unless otherwise agreed upon between the Parties, if 51Job elects to provide all or any portion of the Additional Funding Amount to HoldCo pursuant to this Article 2.2(e), 51Job shall extend a Loan in the amount equivalent to such portion of the Additional Funding Amount in accordance with the terms and conditions that are substantially equivalent to those provided under the Loan/Share Issuance Agreement. Upon and subject to the extension of such Loan, 51 Job will acquire an additional Claim entitling 51Job to require HoldCo to newly issue or dispose of certain additional Shares to 51Job and entitling 51Job to subscribe for such Shares, in accordance with the terms and conditions that are substantially equivalent to those provided under the Loan/Share Issuance Agreement subject to this Amendment No. 2, provided, however, that, notwithstanding Section (2) of the “Terms and Conditions of the Issuance” (hakkou youkou) attached to the Loan/Share Issuance Agreement, the exchange rate to be used in the conversion of the Loan shall be the exchange rate at 12 PM between JPY and US$ provided by Federal Reserve Bank of New York seven(7) Japanese business days before the making of the Loan. Any fraction of a share resulting from the calculation pursuant to this Article 2.2(e)(iv) shall be rounded down and no cash adjustment shall be made.

(v)	Except as the Parties may otherwise agree upon in writing, HoldCo may not, following Recruit’s subscriptions for Shares and 51Job’s making of Loans, as provided for in Articles 2.2(a) and (b) above, issue, dispose of or grant any additional Shares or any other securities or rights which would entitle the holder thereof to acquire any Shares or other equity interests of HoldCo, except pursuant to an Additional Funding Request pursuant to this Article 2.2(e).

(vi)	For the purpose of this Article 2.2(e), the “Issue Price Per Share” means the price derived by dividing (x) the total amount of the net asset value as reflected on the most-current consolidated balance sheet of HoldCo (y) by the total number of all the issued and outstanding Shares on a Fully Diluted Basis as of the date of the subscription, and the “Conversion Price Per Share” means the price derived by dividing (x) the total amount of the net asset value as reflected on the most-current consolidated balance sheet of HoldCo (y) by the total number of all the issued and outstanding Shares on a Fully Diluted Basis as of the date of the acquisition of the additional Claims, provided, however, that (i) the Conversion Price is subject to adjustment pursuant to Section (4) of the “Terms and Conditions of the Issuance” (hakkou youkou) attached to the Loan/Share Issuance Agreement, and (ii) any fraction less than one Yen as a result of the calculation shall be rounded down.

(vii)	For the purpose of this Article 2.2(e), “Pro Rata” means the proportion of (1) the number of Shares held by each of the Parties on a Fully Diluted Basis immediately before the Additional Funding Request to (2) the total number of all the issued and outstanding Shares on a Fully Diluted Basis immediately before the Additional Funding Request.”
7. Article 3.1 of the Agreement is hereby amended by deleting it and replacing it in its entirety with the following:
“Any additional funding needed by HoldCo in order to comply with the requirements of any Governmental Authority or applicable laws or to satisfy the funding requirements of any of the Operating Companies shall be obtained pursuant to an Additional Funding Request pursuant to Article 2.2(e), or as may be otherwise approved from time to time by the Parties, the Shareholders and the Board in accordance with this Agreement.”

8. Article 3.2 of the Agreement is hereby amended by deleting paragraphs (b) and (c) thereof.
9. Article 4.7(c) of the Agreement is hereby amended by deleting it and replacing it in its entirety with the following:
“Resolutions shall be adopted in a duly convened and constituted Board meeting by an affirmative vote of a majority of the Directors appearing at the meeting, or as otherwise provided in the Articles of Incorporation, except for any matter listed in Exhibit A (a “Reserved Matter”) which shall require a unanimous affirmative vote of all Directors of the Board, provided, however, that notwithstanding any articles of the Agreement including Articles 4.7 and 4.9, any issuance, disposition, delivery or allotment of Shares (including treasury shares), stock acquisition rights (shinkabu-yoyaku-ken), convertible bonds, securities capable of being converted into, exchanged with or used to acquire the foregoing, Claim or any other right to subscribe or acquire any Shares pursuant to an Additional Funding Request under this Article 2.2(e) shall not be deemed a Reserved Matter, provided, further, that any matter related to usage of funds provided pursuant to Article 2.2(e) above shall not be deemed a Reserved Matter of Exhibit A (other than Section I-6 thereof) notwithstanding Article 2.2(e).”
10. Article 9(a) of the Agreement is hereby amended by deleting and replacing in its entirety by the following:
“(a)	The Parties shall not, and shall procure that their respective directors, officers, and Affiliates shall not, directly or indirectly:
(i)	from the date of this Agreement to the date of the termination or expiration thereof, engage in or make any investment in any business in competition with OpCo or its Affiliates within the People’s Republic of China (for the avoidance of doubt, in this Article 9(a), the People’s Republic of China excludes the territories of Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan); and

(ii)	from the date of this Agreement to the date of the termination or expiration thereof, whether on its own behalf or jointly with or on behalf of any other person in connection with any business substantially similar to, the same as or in direct competition with the business of OpCo or its Affiliates: (x) canvas, solicit or attempt to entice away any person who has at any time during the period of twelve months prior to the termination or expiration of this Agreement been a client of OpCo or its Affiliates, or (y) do anything which may or is calculated to harm the goodwill of OpCo or its Affiliates.

11. Exhibit A of the Agreement is hereby amended by deleting and replacing in its entirety with Exhibit A attached to this Amendment No. 2.
12. Except as otherwise amended by this Amendment No. 2, the Agreement shall remain in full force and effect in accordance with its terms.
13. The terms and provisions of Articles 13 to Article 24 of the Agreement shall apply to this Amendment No. 2 in the same manner as they apply to the Agreement.
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IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Amendment on the date and at the place first above written.

Recruit:	[RECRUIT]

	By:	/s/ Hitoshi Kashiwaki

		Name:	Hitoshi Kashiwaki
		Title:	President & CEO

51Job:	[51JOB]

	By:	/s/ Rick Yan

		Name:	Rick Yan
		Title:	CEO

Exhibit A
Reserved Matters
I. Managerial matters
1.	Amendment of HoldCo’s Articles of Incorporation;

2.	Transfer or any other disposal of all or a material portion of HoldCo or OpCo’s business or assets including any intellectual property rights or governmental license, permit or approval;

3.	Any contract the value amount of which is in excess of CNY 10,000,000;

4.	Any debt arrangement of HoldCo;

5.	Any transaction of HoldCo or OpCo with an Affiliate of any Party, the value amount of which is in excess of CNY 10,000,000;

6.	Amendment of business plan which makes the total cost required by the OpCo exceeds cumulative financing requirement of CNY 42,000,000;

7.	Absorption-type merger in which the HoldCo merges into another corporation and ceases to exist (kyusyu gappei), an incorporation-type merger (shinsetsugappei), absorption-type demerger (kyusyu bunkatsu), an incorporation-type demerger (shinsetsu bunkatsu), a share exchange (kabushiki koukan) or a share transfer (kabushiki iten); and

8.	Establishment of any new subsidiary of HoldCo, the sale or acquisition of a majority equity interest in any direct or indirect subsidiary of HoIdCo or OpCo.

II.	Financial matters

1.	Issuance, disposition, delivery or allotment of Shares (including treasury shares), stock acquisition rights (shinkabu yoyaku ken), convertible bonds, securities capable of being converted into, exchanged with or used to acquire the foregoing, Claim or any other right to subscribe or acquire any Shares; and

2.	Decrease HoldCo’s capital, or decrease HoldCo’s legal reserve.